Reply Attention of       Virgil Z. Hlus
Direct Tel.                      604.891.7707
EMail Address              vzh@cwilson.com
Our File No.                    28313-0001 / CW4714778.2

October 21, 2011

BY EDGAR

Attention: Matthew Crispino – Staff Attorney

U.S. Securities and Exchange Commission
Washington, D.C.
20549

Dear Mr. Crispino:

RE:         CounterPath Corporation
Registration Statement on Form S-1
Filed September 8, 2011
File No. 333-176731

We are counsel to CounterPath Corporation (the “Corporation”).  Thank you for your oral comments of October 18, 2011 with respect to the amended registration statement on Form S-1 (the “Form S-1/A”) filed by the Corporation on October 7, 2011.  We enclose our responses to your comments.

COMMENT

Security Ownership of Certain Beneficial Owners and Management

File an amendment to the Corporation’s Form 10-K filed on July 26, 2011 to amend the beneficial ownership table to reflect that your directors and executive officers as a group own 13,118,152 shares and not 16,388,670 shares or tell us why it is not material.

RESPONSE

The Corporation submits that an amendment to the beneficial ownership table to reflect that its directors and executive officers as a group own 13,118,152 shares and not 16,388,670 shares is not material because of the following:

•	the error was simply an arithmetical error and is only one line item in the beneficial ownership table;

•	any reader will refer to the latest filings on Edgar or to the insider filings to determine the current ownership of the Corporation’s directors and executive officers; and

•
the Form S-1 and the Form S-1/A were filed over two (2) months after the Form 10-K and both clearly state the correct number for the current ownership of the Corporation’s directors and executive officers.

Closing Comments

We enclose an amended statement from the Corporation acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (604) 891-7707.

Yours truly,

CLARK WILSON LLP

Per:  /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/

Encl.

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